Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following is a brief description of the common stock, par value $0.01 per share, of Edgewell Personal Care Company (the “Company”, “Edgewell”, “we”, “us” or “our”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The brief description is based upon our Amended and Restated Articles of Incorporation (our “articles of incorporation”), Amended and Restated Bylaws (our “bylaws”) and relevant provisions of the General and Business Corporation Law of Missouri, which we refer to as “Missouri law” or “MGBCL.” The following description does not purport to be complete and is subject to, and qualified in its entirety by, the full text of our articles of incorporation and bylaws, which we have filed as exhibits to our most recent Annual Report on Form 10-K and are incorporated by reference herein, as well as Missouri law.
General
Edgewell’s authorized capital stock consists of 310,000,000 shares, of which:

•	300,000,000 shares are designated as common stock, par value $0.01 per share; and

•	10,000,000 shares are designated as preferred stock, par value $0.01 per share.
Common Stock
Voting Rights
The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders. The holders are not entitled to cumulate their votes in the election of directors. Generally, all matters on which shareholders vote must be approved by the affirmative vote of the holders of shares constituting a majority of the voting power represented at the meeting and entitled to vote on the subject matter, unless the vote of a greater number of shares is required by our articles of incorporation or bylaws or by law, subject to any voting rights granted to holders of any preferred stock.
Dividends
Subject to the prior rights of the holders of any shares of preferred stock which later may be issued and outstanding, holders of common stock are entitled to receive dividends as and when declared by us out of legally available funds.
Liquidation
If we liquidate, dissolve, or wind up Edgewell, holders of common stock are entitled to share ratably in all remaining assets after we pay liabilities, subject to the prior rights of the holders of any shares of preferred stock which later may be issued and outstanding.
No Preemptive or Similar Rights
Holders of common stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions for the common stock.
Fully Paid and Non-Assessable
All of the outstanding shares of common stock are fully paid and non-assessable.
Transfer Agent
The transfer agent and registrar for the common stock is Broadridge Financial Solutions, Inc.
Listing

Our common stock is listed on the NYSE under the symbol “EPC.”
Preferred Stock
Our Board of Directors is authorized, without any further action by our shareholders, but subject to limitations imposed by the MGBCL, to issue up to 10,000,000 shares of preferred stock in one or more series. Our Board of Directors may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of common stock. In addition, the issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock.
Certain Effects of Authorized but Unissued Stock
We may issue additional shares of common stock or preferred stock without shareholder approval, subject to applicable rules of the NYSE and Missouri law, for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and employee benefit plans and equity grants. The existence of unissued and unreserved common and preferred stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of Edgewell by means of a proxy contest, tender offer, merger or otherwise.
Limitation on Liability of Directors; Indemnification
Our articles of incorporation limit the liability of our directors to Edgewell and its shareholders to the fullest extent permitted by Missouri law. Our articles of incorporation provide that Edgewell will indemnify each person (other than a party plaintiff suing on his or her own behalf or in the right of Edgewell) who at any time is serving or has served as a director, officer, or employee of Edgewell against any claim, liability or expense incurred as a result of such service, or as a result of any other service on behalf of Edgewell, or service at the request of Edgewell (which request need not be in writing) as a director, officer, employee, member, or agent of another corporation, partnership, joint venture, trust, trade or industry association, or other enterprise (whether incorporated or unincorporated, for-profit or not-for-profit), to the maximum extent permitted by law. Without limiting the generality of the foregoing, Edgewell will indemnify any such person (other than a party plaintiff suing on his or her behalf or in the right of Edgewell), who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, but not limited to, an action by or in the right of Edgewell) by reason of such service against expenses (including, without limitation, costs of investigation and attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding. We have entered into indemnification contracts with our directors and officers. Pursuant to those agreements, we have agreed to indemnify the directors to the full extent authorized or permitted by the MGBCL. The agreements also provide for the advancement of expenses of defending any civil or criminal action, claim, suit or proceeding against the director and for repayment of such expenses by the director if it is ultimately judicially determined that the director is not entitled to such indemnification.
The inclusion of these provisions in our articles of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter Edgewell or its shareholders from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Edgewell and its shareholders.
Anti-Takeover Provisions in the Edgewell Articles of Incorporation and Bylaws
Some of the provisions in our articles of incorporation and bylaws and Missouri law could have the following effects, among others:

•	delaying, deferring or preventing a change in control of Edgewell;

•	delaying, deferring or preventing the removal of our existing management or directors;

•	deterring potential acquirors from making an offer to our shareholders; and

•	limiting our shareholders’ opportunity to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirors.
The following is a summary of some of the provisions in our articles of incorporation and bylaws that could have the effects described above.
Supermajority Voting Requirements for Certain Business Combinations. Our articles of incorporation contain a restriction on transactions defined as “business combinations.” No business combination may be consummated without first being approved by the affirmative vote of two-thirds of our then outstanding voting stock entitled to vote in the election of directors and a majority of the voting power of such shares not owned by a “substantial shareholder” (as described below). This approval requirement is in addition to any other requirement of law, our articles of incorporation and our bylaws. This approval requirement does not apply to a business combination that:

•
there are one or more “continuing directors” and the business combination has been approved by a majority of our “continuing directors,” which generally include our directors who were members of the Board of Directors prior to the time that any substantial shareholder (as described below) became a substantial shareholder and any successors of such members who are designated as continuing directors by a majority of our then continuing directors; or

•	the consideration paid in the transaction is not less than the greater of the fair market value (as defined in our articles of incorporation) of the shares and the highest price per share paid by the substantial shareholder.
Our articles of incorporation generally define a “business combination” as:

•	any merger or consolidation of us or any subsidiary of us with any substantial shareholder or with any other person that, after such merger or consolidation, would be a substantial shareholder, regardless of which entity survives;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or in a series of transactions) to or with any substantial shareholder, of any our assets, including those of our subsidiaries, that have an aggregate fair market value of more than twenty percent of the book value of the total assets of Edgewell as shown on its consolidated balance sheet as of the end of the calendar quarter immediately preceding any such transaction;

•	the adoption of any plan or proposal for the liquidation or dissolution of Edgewell proposed by or on behalf of a substantial shareholder;

•	the acquisition by Edgewell of any securities of any substantial shareholder;

•	any transaction involving the Edgewell or any subsidiary including the issuance or transfer of any securities of, any reclassification of securities of, or any recapitalization of Edgewell or any merger or consolidation of the Edgewell with any of its subsidiaries (whether or not involving a substantial shareholder), if the transaction would have the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Edgewell beneficially owned by a substantial shareholder; or

•	any agreement, contract or other arrangement entered into by Edgewell providing for any of the transactions described in the definition of business combination.
Our articles of incorporation define a “substantial shareholder” as any individual or entity which, together with its affiliates and associates, is the beneficial owner of shares of voting stock constituting in the aggregate twenty percent or more of the outstanding voting stock.

Other Supermajority Voting Requirements. Generally, all matters on which shareholders vote must be approved by a majority of the voting power represented at the meeting, subject to any voting rights granted to holders of any preferred stock. However, in addition to the supermajority requirement for certain business combinations discussed above, Edgewell’s articles of incorporation also contain other supermajority requirements, including:

•	a requirement that any removal of a director for cause must be approved by the affirmative vote of two-thirds of all of the then outstanding shares of capital stock of the Company then entitled to vote generally in the election of directors, voting together as a single class, at a special meeting of shareholders called expressly for that purpose (such vote being in addition to any required class or other vote); and

•	a requirement that any amendment, alteration, change or repeal of, or adoption of any provisions inconsistent with, specified provisions of Edgewell’s articles of incorporation (including provisions relating to approval of business combinations, director number, classification, removal and vacancies and amendment of our bylaws and articles of incorporation) must be approved by the affirmative vote of at least two-thirds of all of the outstanding shares of capital stock of the Company then entitled to vote generally in the election of directors, voting together as a single class.
Directors, and Not Shareholders, Fix the Size of the Board of Directors. Our articles of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of our board of directors, but in no event will it consist of less than six nor more than fifteen directors.
Directors are Removed for Cause Only. Missouri law provides that, unless a corporation’s articles of incorporation provide otherwise, the holders of a majority of the corporation’s voting stock may remove any director from office. Our articles of incorporation provide that shareholders may remove a director only “for cause” and with the approval of the holders of two-thirds of all of the then outstanding shares of capital stock of the Company then entitled to vote generally in the election of directors, voting together as a single class, at a special meeting called for that purpose.

Board Vacancies to Be Filled by Remaining Directors and Not Shareholders. Any vacancy created by any reason, including vacancies which occur by reason of an increase in the number of directors or the removal of a director, will be filled only by a majority of the remaining directors, even if less than a quorum. Any replacement director elected to fill a vacancy will be elected for the unexpired term of his or her predecessor.
Shareholders May Only Act by Written Consent Upon Unanimous Written Consent. Under our bylaws and Missouri law, shareholder action by written consent must be unanimous.
No Special Meetings Called by Shareholders. Our bylaws provide that special meetings may only be called by the chairman of our board of directors, our president, or a majority of the entire board of directors. Only such business will be conducted, and only such proposals acted upon, as are specified in the notice of the special meeting.
Advance Notice for Shareholder Proposals and Nominations. Our bylaws contain provisions requiring that advance notice be delivered to Edgewell of any business to be brought by a shareholder before an annual meeting and providing for procedures to be followed by shareholders in nominating persons for election to our board of directors. Ordinarily, the shareholder must give notice not less than 90 days nor more than 120 days prior to the date of the first anniversary of the prior year’s annual meeting; provided, however, that in the event that the date of the meeting is more than 30 days before or more than 60 days after such date, notice by the shareholder must be received not earlier than the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or the seventh day following the day on which such notice of the date of the meeting was mailed or on which such public notice was given. The notice must include a description of the proposal, the reasons for the proposal, and other specified matters. Our board of directors may reject any proposals that have not followed these procedures or that are not a proper subject for shareholder action in accordance with the provisions of applicable law.

Amendment of Bylaws. Under the MGBCL, the bylaws of a corporation may be made, altered, amended or repealed by the shareholders, unless and to the extent that this power is vested in the board of directors by the articles of incorporation. Our articles of incorporation and bylaws provide that only a majority of our entire board of directors may amend our bylaws.
No Cumulative Voting. Our articles of incorporation do not provide for cumulative voting for our directors. The absence of cumulative voting may make it more difficult for shareholders owning less than a majority of u common stock to elect any directors to our board.

Missouri Statutory Provisions
Missouri law also contains certain provisions which may have an anti-takeover effect and otherwise discourage third parties from effecting transactions with us, including those discussed below.
Business Combination Statute. The MGBCL contains a “business combination statute” which restricts certain “business combinations” between us and an “interested shareholder,” or affiliates of the interested shareholder, for a period of five years after the date of the transaction in which the person becomes an interested shareholder, unless either such transaction or the interested shareholder’s acquisition of stock is approved by our board on or prior to the date the interested shareholder obtains such status.
The statute also prohibits business combinations after the five-year period following the transaction in which the person becomes an interested shareholder unless the business combination or purchase of stock prior to becoming an interested shareholder is approved by our board prior to the date the interested shareholder obtains such status. The statute provides that, after the expiration of such five-year period, business combinations are prohibited unless:

•	the holders of a majority of the outstanding voting stock, other than the stock owned by the interested shareholder, or any affiliate or associate of such interested shareholder, approve the business combination; or

•	the business combination satisfies certain detailed fairness and procedural requirements.
A “business combination” for this purpose includes a merger or consolidation, some sales, leases, exchanges, pledges and similar dispositions of corporate assets or stock, the liquidation or dissolution of the corporation by the interested shareholder or any of its affiliates or associates, any reclassifications, recapitalizations or other transactions that generally increase the proportionate voting power of the interested shareholder, and the receipt of any benefit of any loans, advances or other financial assistance, or tax advantages by the corporation where such benefit is not proportional to the other shareholders of the corporation. An “interested shareholder” for this purpose generally means any person, other than the corporation or its subsidiaries, who, together with its, his or her affiliates and associates, owns or controls 20% or more of the outstanding shares of the corporation’s voting stock, including affiliates or associates of such corporation who possessed such ownership or control, or right of ownership or control, within the five-year period prior to the date of the transaction at issue.

A Missouri corporation may opt out of coverage by the business combination statute by including a provision to that effect in its governing corporate documents. We have not done so.
The business combination statute may make it more difficult for a 20% beneficial owner to effect other transactions with us and may encourage persons that seek to acquire us to negotiate with our board prior to acquiring a 20% interest. It is possible that such a provision could make it more difficult to accomplish a transaction which shareholders may otherwise deem to be in their best interest.

Control Share Acquisition Statute. The MGBCL also has a “control share acquisition statute.” This statute may limit the rights of a shareholder to vote some or all of his shares. Generally, a shareholder whose acquisition of shares results in that shareholder having voting power, when added to the shares previously held by such shareholder, except the shares owned or controlled for more than ten years prior to the date of the control share acquisition, to exercise or direct the exercise of more than a specified percentage of our outstanding stock (beginning at 20%), will lose the right to vote some or all of such shareholder’s shares in excess of such percentage unless the shareholders approve the acquisition of such shares.
In order for the shareholders to grant approval, the acquiring shareholder must meet certain disclosure requirements specified in the statute. In addition, a majority of the outstanding shares, as determined before the acquisition, must approve the acquisition. Furthermore, a majority of the outstanding shares, as determined before the acquisition, but excluding all “interested shares,” such as shares held by the acquiring shareholder or employee directors and officers, must approve the acquisition. If the acquisition is approved, the statute grants certain rights to dissenting shareholders.
Not all acquisitions of shares constitute control share acquisitions. The following acquisitions generally do not constitute control share acquisitions:

•	good faith gifts;

•	transfers in accordance with wills or the laws of descent and distribution;

•	purchases made in connection with an issuance by us;

•	purchases by any compensation or benefit plan;

•	the conversion of debt securities;

•	acquisitions pursuant to a binding contract whereby the holders of shares representing at least two-thirds of our voting power agree to sell their shares to the acquirer, provided that such holders act simultaneously and the transaction is not pursuant to or in connection with a tender offer;

•	acquisitions pursuant to the satisfaction of some pledges or other security interests created in good faith;

•	mergers involving us which satisfy other specified requirements of the MGBCL;

•	transactions with a person who owned a majority of our voting power within the prior year; or

•	purchases from a person who previously satisfied the requirements of the control share statute, so long as the acquiring person does not have voting power after the ownership in a different ownership range than the selling shareholder prior to the sale.
A Missouri corporation may opt out of coverage by the control share acquisition statute by including a provision to that effect in its governing corporate documents. We have not done do.
Takeover Bid Disclosure Statute. The MGBCL’s “takeover bid disclosure statute” requires that, under some circumstances, including inapplicability of disclosure required by the Exchange Act, before making a tender offer that would result in the offeror owning or acquiring control of more than 5% of our outstanding stock, except for transactions by dealers in the ordinary course of business, an exchange for other securities that does not constitute a public offering under the Securities Act and is made in good faith, transactions with not more than 50 shareholder offerees made in good faith, and transactions by a shareholder who owns or controls a majority of our outstanding stock prior to such tender offer, the offeror must file certain disclosure materials with the Commissioner of the Securities Divsision of the Missouri Secretary of State.

Other Constituency Considerations. The MGBCL also contains a statute pursuant to which a board of directors, when exercising its business judgment concerning any “acquisition proposal,” may consider the following factors, among others: (a) the consideration being offered in the acquisition proposal in relation to the board’s estimate of: (i) the current value of the corporation in a freely negotiated sale of either the corporation by merger, consolidation or otherwise, or all or substantially all of the corporation’s assets; (ii) the current value of the corporation if orderly liquidated; and (iii) the future value of the corporation over a period of years as an independent entity discounted to current value; (b) then existing political, economic and other factors bearing on security prices generally or the current market value of the corporation’s securities in particular; (c) whether the acquisition proposal might violate federal, state or local laws; (d) social, legal and economic effects on employees, suppliers, customers and others having similar relationships with the corporation, and the communities in which the corporation conducts its businesses; (e) the financial condition and earning prospects of the person making the acquisition proposal including the person’s ability to service its debt and other existing or likely financial obligations; and (f) the competence, experience and integrity of the person making the acquisition proposal.

An “acquisition proposal” for this purpose includes any proposal of any person: (a) for a tender offer, exchange offer or other comparable offer for any equity securities of the corporation; (b) to merge or consolidate the corporation with another corporation; or (c) to purchase or otherwise acquire all or a substantial part of the assets of the corporation.